UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of registrant as Specified in Its Charter)

Smedland 36

2600 Glostrup (Copenhagen)

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 Other Events

On September 17, 2018, Zealand Pharma A/S (the “Company”) completed the transactions contemplated by the purchase and sale agreement (the “Agreement”), dated September 6, 2018, by and among the Company, two of its wholly-owned Danish subsidiaries and Royalty Pharma Investments ICAV, an Irish Collective Asset-Management Vehicle.

The Agreement will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

Date: September 17, 2018	By:	/s/ Mats Blom
		Name:	Mats Blom
		Title:	Chief Financial Officer